1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ____________.)

TSMC Board of Directors Approves Financial Statements for the First Half of 2004

Hsinchu Science Park, Taiwan, August 10, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC” or “the Company”) (TAIEX: 2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the directors approved the Company’s financial statements for the first half of 2004. The Board affirmed that net sales for the first half of 2004 were NT$122,382 million and net income totaled NT$42,199 million.

TSMC Spokesperson and CFO Ms. Lora Ho noted that, at its meeting, the Board of Directors also:

1.	Approved the cancellation of 124,720,000 shares of treasury stocks and the subsequent capital reduction of NT$1,247,200,000. The Board also set August 16, 2004 as the record date for such capital reduction.

2.	Approved the appointment of Dr. Wei-Jen Lo as Vice President of TSMC Operations II. Both Dr. Wei-Jen Lo and Dr. Mark Liu, who is also a Vice President of TSMC Operations II, report directly to Dr. Rick Tsai, President and Chief Operating Officer for TSMC.

Profile of Dr. Wei-Jen Lo

Dr. Wei-Jen Lo recently joined TSMC from Intel Corporation where he held various positions in technology development and management. Prior to joining Intel, Dr. Lo served in the IT and semiconductor industries, and he also held teaching and research position in the university in the US. Dr. Lo graduated from the Physics Department at National Taiwan University in 1972. He received his master’s degree in Physics and Ph.D. in Solid State Physics and Surface Chemistry from University of California, Berkeley, in 1976 and 1979 respectively.

#          #          #

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel:886-3-666-5038 (O) 886-911-258-751(Mobile) Fax:03-5670121 E-Mail: cychung@tsmc.com	Ms. Chia-Li Su PR Principal Specialist, TSMC Tel:886-3-666-5036 (O) Fax:03-5670121 E-Mail: clsu@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2004	By /s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer